UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
[redacted]r response......	12.00

RECD S.E.C.
FEB 29 2008
803

ANNUAL AUDITED [redacted]
FORM X-17A
PART III

08028149

SEC FILE NUMBER
8-67635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SPIRE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12355 SUNRISE VALLEY DR., #305
(No. and Street)

RESTON, VA 20191
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SUE MCKEOWN 703-657-6062
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODMAN & COMPANY - DIETZ, CHARLES III
(Name – *if individual, state last, first, middle name*)

1430 SPRINGHILL RD., #300 MCLEAN, VA 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAWRENCE COFFEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SPIRE SECURITIES, LLC, as of 12/31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE M. MCKEOWN
Notary Public
Commonwealth of Virginia
129295
My Commission Expires Apr 30, 2008

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
Year Ended
December 31, 2007

Spire Securities, LLC

Goodman
& COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Spire Securities, LLC

Contents

Goodman & COMPANY

Certified Public Accountants
Specialized Services
Business Solutions

Report of Independent Auditors

Board of Directors
Spire Securities, LLC

We have audited the accompanying statement of financial condition of *Spire Securities, LLC* as of December 31, 2007, and the related statements of income, changes in equity and cash flows from inception, April 2, 2007, through the period ended December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of *Spire Securities, LLC*. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *Spire Securities, LLC* as of December 31, 2007, and the results of its operations and its cash flows from inception, April 2, 2007, through the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodman & Company LLP

McLean, Virginia
February 29, 2008

1430 Spring Hill Road, Suite 300
McLean, VA 22102
ph: 703.970.0400
fax: 703.970.0401
www.goodmanco.com

Spire Securities, LLC

Statement of Financial Condition

December 31, 2007

Assets		
Current assets		
Cash and cash equivalents	$	246,796
Commissions receivable		211,410
Prepaid expenses		47,910
Deposit held by FINRA		4,679
Total current assets		510,795
Other assets		
Deposit held by clearing organization		50,000
Software license - net		27,500
	$	588,295
Liabilities and Member's Equity		
Current liabilities		
Accounts payable	$	10,000
Commissions payable		163,294
Installment note payable		21,714
Due to related party - Spire Wealth Management, LLC		37,883
Total current liabilities		232,891
Member's equity		355,404
	$	588,295

The accompanying notes are an integral part of these financial statements.

Spire Securities, LLC

Statement of Income

Period From Inception, April 2, 2007, through the Period Ended December 31, 2007

Revenue		
Revenue	$	392,355
Expenses		
Operating expenses		337,221
Operating income		55,134
Non-operating income (expense)		
Interest income		1,467
Interest expense		(1,197)
Total non-operating income (expense) - net		270
Net income	$	55,404

The accompanying notes are an integral part of these financial statements.

Spire Securities, LLC

Statement of Changes in Equity

Period from Inception, April 2, 2007, through the Period Ended December 31, 2007

Balance - April 2, 2007, date of inception	$ -
Contributed capital	300,000
Net income	55,404
Balance - December 31, 2007	$ 355,404

The accompanying notes are an integral part of these financial statements.

Spire Securities, LLC

Statement of Cash Flows

Period From Inception, April 2, 2007, through the Period Ended December 31, 2007

Cash flows from operating activities		
Net income	$	55,404
Adjustments to reconcile to net income from operating activities		
Amortization		2,500
Change in:		
Commissions receivable		(211,410)
Prepaid expenses		(47,910)
Deposit held by FINRA		(4,679)
Deposit held by clearing organization		(50,000)
Accounts payable		10,000
Commissions payable		163,294
Due to related party - Spire Wealth Management, LLC		37,883
Net cash from operating activities		(44,918)
Cash flows from investing activities		
Purchase of software license		(30,000)
Cash flows from financing activities		
Proceeds from installment note payable		32,115
Principal payments on installment note payable		(10,401)
Contributed capital		300,000
Net cash from financing activities		321,714
Net change in cash and cash equivalents		246,796
Cash and cash equivalents - beginning of period		-
Cash and cash equivalents - end of period	$	246,796
Supplemental disclosure of cash flow information		
Cash paid for interest	$	1,197

END

The accompanying notes are an integral part of these financial statements.